Julie P. Aslaksen

Assistant General Counsel

Corporate Affairs and Governance

January 8, 2008

Mr. Timothy A. Geishecker

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Definitive 14A filed March 23, 2007 (the “2007 Proxy Statement”)

File No. 001-03671

Via Overnight Delivery and Facsimile (202-772-9208)

Dear Mr. Geishecker:

Per my discussion with your colleague Chris Windsor, General Dynamics Corporation will respond to the Staff’s comment letter dated December 20, 2007, by Friday, January 18, 2008.

Sincerely,

/s/ Julie P. Aslaksen
Julie P. Aslaksen
Assistant General Counsel and Assistant Secretary

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513